Ontacad, Inc.
Balance Sheet
(Unaudited)

	October 31, 2020
ASSETS	
Cash	$ -
Prepaid expense	100,000
Total current assets	100,000
Total assets	$ 100,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Total current liabilities	$ -
Commitments and contingencies	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 950,000 issued and outstanding	9
Paid-in-capital	99,991
Retained Earnings	-
Total shareholders' equity	100,000
Total liabilities and shareholders' equity	$ 100,000